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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury	Connecticut	06070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Derway (860)784-2603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO, CFO

Title

PENNY NASIATKA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2018



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, CT 06070

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Coburn & Meredith, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Coburn & Meredith, Inc. financial statements. Supplemental Information is the responsibility of Coburn & Meredith, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

We present the following report as of December 31, 2015:

Exhibit A -	Statement of Financial Condition as of December 31, 2015.
Exhibit B -	Statement of Income for the Year Ended December 31, 2015.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2015.
Exhibit D -	Statement of Cash Flows for the Year Ended December 31, 2015.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of December 31, 2015.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of December 31, 2015.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of December 31, 2015.
Appendix A -	Independent Review Report on Exemption Report under SEC Rule 17 CFR Section 240.17a-5(d)(1) and (4); Claiming an Exemption From SEC Rule 15c3-3 as of December 31, 2015
Appendix B-	Supplemantary Pursuant to rule 17a-5 of SEC Act of 1934
Appendix C-	Report on SIPC Assessment Reconciliation and copy of SIPC report

EXHIBIT A

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash		$ 173,805
Receivables:		
Brokers and dealers clearance accounts	$ 193,383	
Other - good faith deposit	100,007	
Non-customer registered representatives	25,644	
Total Receivables		319,034
Equipment, net of accumulated depreciation of $89,828		104,737
TOTAL ASSETS		$ 597,576

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 347,254	
Employee 401k payable	968	
Total Liabilities		$ 348,222
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 11,680 shares issued and outstanding	$ 584,000	
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding	100,000	
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding	470	
Accumulated Deficit	(435,116)	
Total Stockholders' Equity		249,354
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 597,576

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Securities & selling commissions and investment fees	$ 4,355,982	
Other income	22,620	
Interest income	253,461	
Total Revenues		$ 4,632,063
Operating Expenses:		
Salaries and commissions	3,516,650	
Payroll taxes	153,479	
Property & use taxes	11,809	
General insurance	23,688	
Employee benefits	151,231	
Clearing expense	198,181	
Information expense	170,955	
Computer expenses & related supplies	1,820	
Rent and utilities	277,952	
Depreciation and amortization	12,335	
Repairs and maintenance	19,607	
Communications	50,432	
Professional fees	69,358	
Licenses, fees and fines	159,176	
Equipment rental	12,468	
Continuing education	215	
Office expense	11,248	
Postage	9,133	
Advertising	7,155	
Bad debt & settlement expenses	204,624	
Interest expense	2,082	
Travel, parking, meals and entertainment	43,552	
Total Operating Expenses		5,107,150
Loss Before Provision for State Taxes		(475,087)
Provision for state taxes		3,870
Net Loss for the Year		$ (478,957)

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	-------------Capital Stock-------------			Ret. Earnings
	Class A Preferred	Class B Preferred	Common	(Accumulated Deficit)
Balances - January 1, 2015	$ 584,000	$ 100,000	$ 470	$ 43,841
Net Loss for the Year	-	-	-	(478,957)
Balances - December 31, 2015	$ 584,000	$ 100,000	$ 470	$ (435,116)

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Loss		$ (478,957)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 12,335	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Receivables	87,018	
Other - good faith deposit	(2)	
Non-customer registered representatives	11,014	
Accounts payable and accrued liabilities	120,411	
Total Adjustments		230,776
Net Cash Provided By Operating Activities		(248,181)
Cash Flows Used In Investing Activities:		
Acquisition of fixed assets		(3,361)
Net Decrease in Cash		(251,542)
Cash at the Beginning of Year		425,347
Cash at the End of Year		$ 173,805
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 2,082
Income taxes		$ 3,870

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Glastonbury, Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred. Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing the straight-line method. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending December 31, 2015. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 - Significant Accounting Policies (Continued):

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Clearing Arrangements:

As of March 23, 2013, the Company clears security transactions predominantly through First Clearing, whereby First Clearing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. The term of the agreement is seven years. Under specific terms of the agreement, First Clearing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

All uncollectible customer receivables are netted against commissions payable to the Company.

The Company maintains a margin account with First Clearing through which it executes its own principal trading activities.

Under such agreement, the Company is required to maintain a minimum cash deposit of $100,000 on which it receives interest at the prevailing federal funds rate less 25 basis points. The Company may draw on commissions and principal trading gains as they are earned.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2015
(Continued)

Note 4 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	3,870
Total	$3,870

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses. As of December 31, 2015, the Company has the following net operating loss carry-forward amounts:

Years of Loss Expiration	Federal	Connecticut
2021	96,837	-
2022	201,688	141,105
2024	54,140	62,455
2025	4,428	6,736
2027	15,372	6,261
2028	35,727	28,697
2029	47,872	32,651
2030	21,423	14,519
2032	143,186	95,737
2034	478,957	310,797
	$ 1,099,630	$ 698,958

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended December 31, 2015, the Company must maintain "net capital" as defined in the Rule equal to the greatest of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness. As of December 31, 2015, the Company had net capital of $118,974, which was $68,974 in excess of the minimum requirement.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2015
(Continued)

Note 6 - Commitments and Leases:

The Company agreed to a third amendment of an original 2005 sub-lease for 2,700 square feet of office space in Boston, Massachusetts. The term of the third amendment is from February 28, 2013 through February 28, 2018. The lease agreement calls for monthly payments of $11,025 during the first year with incremental monthly increases of $225 per month during each year of the lease. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total basic rent expense for the Boston location was $144.322 for year ended December 31, 2015. Rent expense also included added miscellaneous storage costs and related utilities.

The Company had a lease for 1,350 square feet of office space in Glastonbury, Connecticut. The term of the lease was from February 1, 2013 through January 31, 2020. The lease agreement called for monthly payments of $3,315 for the first five years and monthly payments of $3,565 for the remainder of the lease. Fluctuations with respect to lease payments vary due to adjustments for operating expenses and real estate taxes.

The Glastonbury office lease was terminated in December 2015 for an effective date of January 16, 2016. The basic rent expense for the Glastonbury location paid in 2015 was $49,649.60 with a termination fee of $15,000 paid for the year ended December 31, 2015.

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 100% of the available 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by shareholders of the Company. Rent expense was $62,000 for the year ended December 31, 2015. The Company pays for all utilities, which are included in rent expense, plus basic improvements, as needed.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2015, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 11,680 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 200,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 94,000 shares issued and outstanding. Common stock had no par value.

Note 9 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 - Advertising Costs:

The Company incurred $7,155 in advertising costs for the year ended December 31, 2015.

Note 11 - Property and Equipment:

Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment. All unused property that is abandoned during the year is removed, along with the related accumulated depreciation, as of the end of the calendar year.

The components of property and equipment are as follows:

Computer Equipment	$ 69,192
Office furniture & fixtures	39,868
Improvements	85,505
Subtotal	194,565
Less: Accumulated Depreciation	89,828
Total	$ 104,737

Depreciation expense totaled $12,335 for the year ended December 31, 2015.

Note 12 - Subsequent Events:

The Company did not have any other subsequent events through February 24, 2016, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2015.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2015

NET CAPITAL:

Stockholders' Equity		$ 249,355
Less: Non-allowable assets -		
Advances to registered representatives	$ (25,644)	
Furniture and equipment	(104,737)	
Total Non-allowable assets		(130,381)
Net Capital before Haircuts on Securities Positions		118,974
Haircuts on trading securities		-
Net Capital		$ 118,974
Less: Net capital requirement (greater of $23,215, 6 2/3% of aggregate indebtedness of $348,222, or $50,000)		50,000
Net Capital in Excess of Requirement		$ 68,974

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 118,974
Adjustments:	
Rounding	0
Total Adjustments	0
Net Capital Per Above	$ 118,974

SCHEDULE 2

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2015

Total Liabilities	$	348,222
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	348,222

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (Unaudited) FOCUS report	$	348,222
Adjustments:		
None		-
Aggregate Indebtedness	$	348,222

SCHEDULE 3

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

The Company clears customer transactions through First Clearing on a fully disclosed basis and is exempt from Rule 15c3-3 under the Exempted Provision Section (k)(2)(ii).

Appendix A

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Appendix A

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

February 22, 2016

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Line
Simsbury, Connecticut 06070

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Coburn & Meredith, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Coburn & Meredith, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(ii), and (2) Coburn & Meredith, Inc. stated that Coburn & Meredith, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coburn & Meredith, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coburn & Meredith, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Appendix A


RES SECUNDAE
OFFICIUM
FIRMITAS
VIRES

COBURN & MEREDITH, INC.

Investment Securities Established 1934

February 16, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Edward,

Please be advised that Coburn & Meredith, Inc. ("C&M") has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. C&M did not hold customer securities or funds at any time during this period.

Elizabeth Derway, the CFO and CCO of C&M has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Elizabeth Derway has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected C&M's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (860)784-2603

Sincerely,

Coburn & Meredith, Inc.

Elizabeth Derway
CCO, CFO

Appendix B

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Coburn & Meredith, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 249,354.00
Nonallowable assets:		
Fixed Assets	104,737.00	
Accounts Receivable	25,644.00	(130,381.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0 00	(0.00)
Net allowable capital		$ 118,973.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 23,226.41
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 68,973.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 348,222.00
Percentage of aggregate indebtedness to net capital	292.69%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 118,973.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	118,973.00
Reconciled Difference	$ (0.00)

Coburn & Meredith, Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is First Clearing 835158.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Appendix C

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Appendix C

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

Board of Directors

Coburn & Meredith, Inc.

One Old Mill Line

Simsbury, Connecticut 06070

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT OM SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Coburn & Meredith, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Coburn & Meredith, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Coburn & Meredith, Inc.'s management is responsible for Coburn & Meredith, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $4,431.00.

2. Compared audited Total Revenue for the period of January 1, 2015 through the December 31, 2015 (calendar year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting a difference of 0.00.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Coburn & Meredith, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 16, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1331********************MIXED AADC 220
002474 FINRA DEC
COBURN & MEREDITH INCORPORATED
1 OLD MILL LN
SIMSBURY CT 06070-1931

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,096
   B. Less payment made with SIPC-6 filed **(exclude interest)** (4,665)
   7/24/2015
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 4,431
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,431
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,431
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coburn & Meredith, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 2016.

CCO, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,632,063
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	892,201
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2,082	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $101,384	
Enter the greater of line (i) or (ii)	101,384
Total deductions	993,585
2d. SIPC Net Operating Revenues	$3,638,478
2e. General Assessment @ .0025	$9,096

(to page 1, line 2.A.)